UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 21, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Update to Dispositions of Minor Assets

The following table summarizes the assets that we have disposed of since the last update.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Cost Basis (1)	Date of Disposition	Approximate Sale Price	Approximate Net Profit (2)	Approximate ROI (3)
W12	20001	6 / 3	3,000	1/11/2019	$1,013,000	12/19/2019	$1,210,000	$110,000	11.0%

(1) Cost basis includes the purchase price of the asset and holding costs incurred from the date of purchase through the date of sale.

(2) Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs.

(3) On an annualized basis (internal rate of return), ROI is equal to approximately 13.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    January 21, 2020